                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (AMENDMENT NO. 1)(1)

                        HOTEL RESERVATIONS NETWORK, INC.
                                (NAME OF ISSUER)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    441451101
                                 (CUSIP NUMBER)

                              BRIAN M. LIDJI, ESQ.
                             SAYLES LIDJI & WERBNER,
                           A PROFESSIONAL CORPORATION
                             4400 RENAISSANCE TOWER
                                 1201 ELM STREET
                               DALLAS, TEXAS 75270
                                 (214) 939-8700
                                 --------------
      (NAME, ADDRESS AND TELEPHONE OF PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                  JULY 24, 2000
                                  -------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(e), 13d-1(f) OR 13d-1(g), CHECK THE FOLLOWING BOX [ ].

         NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13d-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.


----------

         (1) THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

         THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D

Cusip No. 441451101                                       Page   2   of  8 Pages
                                                               -----   ----
--------------------------------------------------------------------------------
1.       Name of Reporting Person and
         SS or I.R.S. Identification No. of Above Person:

         TMF Liquidating Trust

--------------------------------------------------------------------------------
2.       Check the appropriate box if a member of a group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only.


--------------------------------------------------------------------------------
4.       Source of Funds                                       SC


--------------------------------------------------------------------------------
5.       Check box if disclosure of legal proceedings is required pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                Texas


--------------------------------------------------------------------------------
Number of           7.        Sole Voting Power            8,039,943
Shares
                    ------------------------------------------------------------
Beneficially        8.       Shared Voting Power              -0-
Owned by
                    ------------------------------------------------------------
Each                9.       Sole Dispositive Power        8,039,943
Reporting
                    ------------------------------------------------------------
Person              10.      Shared Dispositive Power         -0-
With
--------------------------------------------------------------------------------
11.      Aggregate amount beneficially owned by each reporting person

                                                           8,039,943

--------------------------------------------------------------------------------
12.      Check box if the aggregate amount in row (11) excludes certain shares
                                                              [ ]

--------------------------------------------------------------------------------
13.      Percent of class represented by amount in row (11)  45.7%

--------------------------------------------------------------------------------
14.      Type of Reporting Person                             00

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Cusip No. 441451101                                       Page   3   of  8 Pages
                                                               -----   ----
--------------------------------------------------------------------------------
1.       Name of Reporting Person and
         SS or I.R.S. Identification No. of Above Person:

         David Litman

--------------------------------------------------------------------------------
2.       Check the appropriate box if a member of a group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only.


--------------------------------------------------------------------------------
4.       Source of Funds                                       SC


--------------------------------------------------------------------------------
5.       Check box if disclosure of legal proceedings is required pursuant to
         Items 2(d) or 2(e)                                    [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization             United States


--------------------------------------------------------------------------------
Number of           7.       Sole Voting Power             4,196,352
Shares
                    ------------------------------------------------------------
Beneficially        8.       Shared Voting Power            497,499
Owned by
                    ------------------------------------------------------------
Each                9.       Sole Dispositive Power        4,379,952
Reporting
                    ------------------------------------------------------------
Person              10.      Shared Dispositive Power       497,499
With
--------------------------------------------------------------------------------
11.      Aggregate amount beneficially owned by each reporting person

                                                           4,693,851

--------------------------------------------------------------------------------
12.      Check box if the aggregate amount in row (11) excludes certain shares
                                                                             [ ]

--------------------------------------------------------------------------------
13.      Percent of class represented by amount in row (11)  26.7%

--------------------------------------------------------------------------------
14.      Type of Reporting Person                             IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Cusip No. 441451101                                       Page   4   of  8 Pages
                                                               -----   ----
--------------------------------------------------------------------------------
1.       Name of Reporting Person and
         SS or I.R.S. Identification No. of Above Person:

         Robert Diener

--------------------------------------------------------------------------------
2.       Check the appropriate box if a member of a group
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.       SEC Use Only.


--------------------------------------------------------------------------------
4.       Source of Funds                                       SC


--------------------------------------------------------------------------------
5.       Check box if disclosure of legal proceedings is required pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization             United States


--------------------------------------------------------------------------------
Number of           7.       Sole Voting Power             4,411,313
Shares
                    ------------------------------------------------------------
Beneficially        8.       Shared Voting Power            225,038
Owned by
                    ------------------------------------------------------------
Each                9.       Sole Dispositive Power        4,411,313
Reporting
                    ------------------------------------------------------------
Person              10.      Shared Dispositive Power       225,038
With
--------------------------------------------------------------------------------
11.      Aggregate amount beneficially owned by each reporting person

                                                           4,636,351

--------------------------------------------------------------------------------
12.      Check box if the aggregate amount in row (11) excludes certain shares
                                                                             [ ]

--------------------------------------------------------------------------------
13.      Percent of class represented by amount in row (11)  26.4%

--------------------------------------------------------------------------------
14.      Type of Reporting Person                             IN

--------------------------------------------------------------------------------

                                                               Page 5 of 8 Pages

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 1 (the "Amendment") to the statement on Schedule 13D (the "Schedule 13D") originally filed on March 3, 2000, by TMF Liquidating Trust (the "Trust") David Litman ("Litman") and Robert Diener ("Diener," and together with the Trust an Litman, the "Reporting Persons"), relates to the class A common stock, par value $0.01 per share (the "Class A Common Stock"), of Hotel Reservations Network, Inc., a Delaware corporation (the "HRN"). All capitalized terms used and not otherwise defined herein shall have the meanings assigned to those terms in the Schedule 13D. The principal executive offices of HRN located at 8140 Walnut Hill Lane, Suite 800, Dallas Texas 75231.

ITEM 4. PURPOSE OF TRANSACTION.

         The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information.

         On July 24, 2001, the Trust distributed 1,714,962 of the 9,754,905 shares of the Class A Common Stock owned by the Trust to the beneficiaries of the Trust based on their pro-rata interest in the Trust. As reported by Item 3 of the Schedule 13D, after the first anniversary of HRN's initial public offering, the trust was permitted to transfer or sell up to 1,714,966 shares of the Class A Common Stock. Of the 1,714,962 shares of Class A Common stock distributed by the Trust, 809,463 shares were distributed to Diener, 770,019 shares were distributed to Litman, and the balance of the shares were distributed to trusts for the benefit of their children. See Item 5 below.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Trust beneficially owns an aggregate of 8,039,943 shares of Class A Common Stock, or approximately 45.7% of the outstanding shares of Class A Common Stock (based upon HRN's interim report on Form 10-Q for the three months ended March 31, 2001) and has sole voting and dispositive power with respect to all those shares. The Trust acquired the shares pursuant to the transaction described in Item 3 of the Schedule 13D.

         (b) (i) Mr. Litman is a co-trustee of the Trust and, along with certain trusts for the benefit of his children, are the beneficiaries of 50% of the Trust's assets. In addition, Mr. Litman owns 586,418 shares of Class A Common Stock and trusts for the benefit of his children own 87,462 shares of Class A Common Stock. Accordingly, Mr. Litman may be deemed to beneficially own 4,693,851 shares of Class A Common Stock, or approximately 26.7% of the outstanding shares of Class A Common Stock (based upon HRN's interim report on Form 10-Q for the three months ended March 31, 2001) and has sole voting and dispositive power with respect to 4,196,352 of those shares and shares voting and dispositive power with respect to 497,499 of those shares. Mr. Litman disclaims beneficial ownership of all other securities held by the Trust and the securities attributable to the trusts for the benefit of his children, and this report shall not be deemed an admission that Mr. Litman is the beneficial owner of those securities for any purpose.

         (b) (ii) Mr. Diener is a co-trustee of the Trust and, along with certain trusts for the benefit of his children, are the beneficiaries of 50% of the Trust's assets. In addition, Mr. Diener owns 616,380 shares of the Class A Common Stock. Accordingly, Mr. Diener may be deemed to beneficially own 4,636,351 shares of the Class A Common Stock, or approximately 26.4% of the outstanding shares of Class A Common Stock (based on HRN's interim report on Form 10-Q for the three months ended

                                                               Page 6 of 8 Pages

March 31, 2001) and has sole voting and dispositive power with respect to 4,411,313 of those shares and shares voting and dispositive power with respect to 225,038 of those shares. Mr. Diener disclaims beneficial ownership of all other securities held by the Trust and the securities attributable to the trusts for the benefit of his children, and this report shall not be deemed an admission that Mr. Diener is the beneficial owner of such securities for any purpose.

         (c) Set forth below is certain information concerning transactions in the Class A Common Stock by the Reporting Persons during the 60 days prior to this Amendment.

         (c) (i) On July 24, 2001, the Trust distributed 1,714,962 shares of the Class A Common Stock to its beneficiaries as described below:

                  Name of Beneficiary                                           No. of Shares
                  -------------------                                           -------------
                  David Litman                                                      770,019
                  Robert Diener                                                     809,463
                  The Zachary Charles Litman exempt GS-Trust                         29,154
                  The Katherine Elizabeth Litman Exempt GS-Trust                     29,154
                  The Anna Marie Litman exempt GS-Trust                              29,154
                  The Allison Diener Exempt GS-Trust                                 16,006
                  The Briana Diener Exempt GS-Trust                                  16,006
                  The Joshua Diener exempt GS-Trust                                  16,006

         (c) (ii) On July 26, 2001, Litman exercised exempt Section 16(b) employee stock options and acquired 70,833 shares of Class A Common Stock at an exercise price of $16.00 per share. Also, Litman engaged in the following open market sales:

                           Date of Sale                       No. of Shares                       Price
                           ------------                       -------------                       -----
                              7-26-01                             75,000                         $51.98
                              7-26-01                             30,434                         $51.04
                              7-30-01                             26,500                         $50.80
                              7-31-01                            122,500                         $51.02

         (c) (iii) On July 25, 2001, Diener transferred by gift 111,400 shares of Class A Common Stock to the Robert and Michele Diener Foundation. On July 26, 2001, Diener exercised exempt Section 16(b) employee stock options and acquired 70,833 shares of Class A Common Stock at an exercise price of $16.00 per share. In addition, Diener, the foundation and trusts for the benefit of Diener's children engaged in the following open market sales:

                           Date of Sale                       No. of Shares                       Price
                           ------------                       -------------                       -----
                              7-26-01                             75,000                         $51.98
                              7-29-01                             30,434                         $51.04
                              7-30-01                             26,500                         $50.80
                              7-31-01                            122,500                         $51.02
                              8-01-01                             45,000                         $51.07
                              8-02-01                             12,500                         $50.87

         (d) Not applicable.

         (e) Not applicable.

                                                               Page 7 of 8 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 - Joint Filing Agreement

                                                               Page 8 of 8 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2001

                                  TMF LIQUIDATING TRUST


                                  By: /s/ Michael R. Dorey, by Power of Attorney
                                     -------------------------------------------
                                     David Litman, Co-Trustee


                                  By: /s/ Michael R. Dorey, by Power of Attorney
                                     -------------------------------------------
                                     Robert Diener, Co-Trustee



                                  /s/ Michael R. Dorey, by Power of Attorney
                                  ----------------------------------------------
                                  David Litman



                                  /s/ Michael R. Dorey, by Power of Attorney
                                  ----------------------------------------------
                                  Robert Diener

                                INDEX TO EXHIBITS

     EXHIBIT
     NUMBER    DESCRIPTION
     -------   -----------
          1 - Joint Filing Agreement